RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
325 North LaSalle Street, Suite 645
 Chicago, Illinois 60654

September 23, 2016

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
(Registration Nos. 333-212400 and 811-23166)

Dear Mr. Minore:

The undersigned, RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on September 27, 2016, or as soon thereafter as practicable.

Very truly yours,

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.

By:	/s/ Marcus L. Collins
Marcus L. Collins